EXHIBIT 3.2.3




                           Public Utilities Commission


                                   DE 99-099

                                 PSNH  Proposed
                             Restructuring Settlement

             Order Addressing Motions for Clarification and Rehearing,
                Amended Settlement Agreement  and Financing Issues

                                Order No. 23,549

                               September 8, 2000

































                          Douglas L. Patch, Chairman
                          Susan S. Geiger, Commissioner
                          Nancy Brockway, Commissioner



                              TABLE OF CONTENTS




                                 DE 99-099

                   Public Service Company of New Hampshire

                       Proposed Restructuring Settlement

              Order Addressing Motions for Clarification and Rehearing,
                        and Conformed Settlement Agreement

                             O R D E R   N O.  23,549

                               September 8, 2000

     APPEARANCES: Robert A. Bersak, Esq., Gerald M. Eaton, Esq. and Sulloway & Hollis by Martin L. Gross, Esq. for Public Service Co. of New Hampshire; Foley, Hoag & Eliot, L.L.P. by James K. Brown, Esq., Stephen J. Judge, Esq. and Wynn E. Arnold, Esq. of the New Hampshire Attorney General's Office for the Governor of New Hampshire, the Governor's Office of Energy and Community Services and the New Hampshire Attorney General; Mark W. Dean, Esq. of Dean, Rice & Kane, for New Hampshire Electric Cooperative; Seth Shortlidge, Esq. and Lisa Shapiro of Gallagher, Callahan & Gartrell, for Wausau Papers; Rep. Jeb Bradley, member of the Legislature, pro se; Rep. Gary Gilmore, member of the Legislature, pro se; Connie Rakowsky, Esq. of Orr & Reno P.A. for the Granite State Hydro Association and individual hydro-electric facilities; David W. Marshall, Esq. for the Conservation Law Foundation; John Ryan, Esq. for the Community Action Program; Alan Linder, Esq. of New Hampshire Legal Assistance, for the Save Our Homes Organization; James Rubens for THINK - New Hampshire; Pentti Aalto for PJA Energy Systems Designs; Peter H. Grills, Esq. and Elizabeth I. Goodpaster, Esq. of O'Neill, Grills & O'Neill, for the City of Manchester; Susan Chamberlin, Esq. of Donahue, Tucker & Ciandella, for the City of Concord; Carlos A. Gavilondo, Esq. for Granite State Electric/New England Power Company; Robert A. Olson, Esq. of Brown, Olson, and Wilson representing six wood-fired power plants; Steven V. Camerino, Esq. of McLane, Graf, Raulerson & Middleton, for Great Bay Power Corp. and the City of Claremont; Timothy W. Fortier for the Business & Industry Association of N.H.; James A. Monahan and Andrew Weissman, Esq. of Morrison & Foerster, L.L.P. for Cabletron Systems, Inc.; Joshua L. Gordon, Esq. and Robert A. Backus, Esq. For the Campaign for Ratepayers' Rights; Robert Upton II, Esq. of Upton, Sanders & Smith for the Towns of Bow, New Hampton, Gorham, Hillsboro and Franklin; Robert P. Cheney, Jr., Esq. of Sheehan Phinney Bass & Green P.A., representing JacPac Foods, Ltd.; Mary Metcalf for Seacoast Anti-Pollution League; James T. Rodier, Esq. for Consumers Utility Service Cooperative and Freedom Partners, LLC; Michael W. Holmes, Esq. and Kenneth Traum of the Office of Consumer Advocate representing Residential Ratepayers; John E. McCaffrey, Esq. of Morrison & Hecker, LLP for PUC Staff Advocates; Lynmarie Cusack, Esq. of the NH Public Utilities Commission for PUC Settlement Staff, and Larry Eckhaus, Esq. for the Staff of the New Hampshire Public Utilities Commission.

     This order decides various motions for clarification and rehearing of our April 19, 2000 Order, Order No. 23,443 (referred to hereinafter as either Order No. 23,443 or the April 19 Order), which approved with conditions a Settlement Agreement in this Docket. This order also approves the Conformed Settlement Agreement filed June 23, 2000, with certain modifications. A separate Financing Order for the issuance of Rate Reduction Bonds (RRBs) is issued contemporaneously herewith.

     The original Settlement Agreement, that is the subject of Order No. 23,443, involved a comprehensive proposal designed to resolve the outstanding issues surrounding the restructuring of the state's largest electric utility, Public Service Company of New Hampshire (PSNH), pursuant to the Electric Utility Restructuring Act, RSA 374-F and its mandate for retail competition in the sale of electricity. The approval with conditions of the Settlement Agreement was intended to foster the conclusion of ongoing federal litigation between PSNH and the Commission over restructuring issues, and to resolve numerous open dockets that concern related subjects.

     A.   Background

     In Order No. 23,443, the Commission set out a detailed history of the proceedings that led to the controversies over PSNH's restructuring, and of the procedural history of this docket through the date of that Order. That procedural history is incorporated herein by reference and is updated below.

     B.   Post-Order Filings and Proceedings

     On May 1, 2000, PSNH submitted its response to Order No. 23,443, as required in that Order. PSNH accepted the bulk of the conditions set forth in Order No. 23,443, provided conditional acceptance of other conditions, set forth a new proposal regarding Transition Service and did not accept the condition concerning reduction of Part 3 stranded costs by $78.6 million.

     On May 1, 2000, PSNH also submitted a Motion for Rehearing of Order No. 23,443. On May 1, 2000, the Governor's Office of Energy and Community Services (GOECS) and Settling Staff submitted their responsive filing as required by Order No. 23,443.

     On May 3, 2000, the Commission issued an Order of Notice establishing a procedural schedule culminating in a hearing on PSNH's Motion for Rehearing and requesting that PSNH respond to certain questions concerning its May 1, 2000 filings.

     On May 4, 2000, the Towns of Bow, Hillsboro and Gorham, the City of Franklin and the Village Precinct of New Hampton filed a Motion for Clarification of Order No. 23,443, seeking two modifications or clarifications concerning the application of employee protections required by the original proposed Settlement Agreement to hydro-electric plants that might be purchased by municipalities.

      On May 8, 2000, GOECS filed a letter commenting preliminarily on PSNH's May 1, 2000 Motion for Rehearing, PSNH's May 1, 2000 compliance filing, and the Commission's May 3, 2000 Order of Notice regarding the PSNH filings.

     On May 8, 2000, Great Bay Power Corporation filed its Objection to PSNH's Motion for Rehearing and Response to PUC Order. On May 12, 2000, Great Bay Power Corporation filed Comments Regarding PSNH's Motion for Rehearing and Response to Order No. 23,433.

     On May 15, 2000, the Governor's Office of Energy and Community Services and Settlement Staff of the Public Utilities Commission filed more extensive comments Regarding PSNH's Motion for Rehearing and Response to
Order No. 23,443.

     On May 17, 2000, the Commission held a hearing on the issues presented in PSNH's Motion for Rehearing and its Response to Order No. 23,443, insofar as the Response did not expressly accept the conditions set forth in Order No. 23,443.

     On May 19, 2000, Motions for Rehearing or Reconsideration were filed by
(1) CRR, Granite State Taxpayers, Inc. THINK-NH, and NH Public Interest Research Group, Inc., (2) Freedom Partners, LLC (Freedom), (3) the OCA, EnerDev, Inc., and Granite State Taxpayers, Inc., (4) Wausau Papers of NH, Inc., (5) Cabletron Systems, Inc. (Cabletron), (6) Great Bay Power Corporation (Great Bay), and (7) the Business and Industry Association (BIA).

     On May 24, 2000, the Director of the New Hampshire Division of Air Resources filed a letter informing the Commission of minor technical inaccuracies concerning environmental issues found in Order No. 23,443.

     On May 26, 2000, PSNH filed its Objection to the Motions for Rehearing from Great Bay, OCA, EnerDev, Inc, Granite State Taxpayers, Inc., CRR, Granite State Taxpayers, Inc., Think-NH, NHPIRG, Inc., Cabletron Systems, Inc., and Freedom Energy Partners L.L.C. On May 26, 2000, Settlement Staff and GOECS filed their Objection to Intervenors' Motions for Rehearing and Motions for Reconsideration.

     By letter dated June 8, 2000, Freedom advised the Commission that, because of the likely passage of Senate Bill 472 (SB 472), which addressed conditions for approval of PSNH restructuring financing, Freedom would withdraw Paragraphs 1 through 7 of its Motion for Reconsideration pertaining to Transition Service. Paragraphs 8 through 12 were not withdrawn, according to Freedom, because those paragraphs pertain to the Commission's statutory and constitutional authority and responsibilities in conducting a utility rate case in accordance with Appeal of Richards 134 N.H. 148 (1991).

     On June 12, 2000, SB 472 was enacted as Chapter 249 of the Laws of 2000. Among other things, Chapter 249 set out a comprehensive scheme for the issuance of rate reduction bonds (RRBs) to "securitize" stranded cost obligations of consumers under a PSNH restructuring. The legislation includes fifteen findings of fact, some of which contain declarations as to the consistency of various components of the Settlement Agreement and our April 19 Order with legislative determinations of the public interest, as set out in earlier restructuring statutes, and as further determined in the balance of the legislation. To some extent, such findings of public interest gave more specific content to earlier legislative directives to the Commission regarding standards for approval of PSNH's restructuring plan.
The legislation also conditioned the Commission's authority to approve rate reduction bonds, such that approval of securitization for PSNH would require certain alterations to the Settlement Agreement and the April 19 Order.

     On June 12, 2000, the Commission through its General Counsel advised the parties that, in light of the enactment into law of SB 472, and assuming it is the intent of PSNH to continue to seek approval of the Settlement Agreement at issue in this docket, the Commission had determined that it was necessary for PSNH, GOECS and Settlement Staff to provide the Commission with several filings, no later than June 23, 2000. PSNH was directed to inform the Commission whether the new statutory provisions would alter in any way the Company's pending Motion for Rehearing, and, if so, to file an update of its response to Order No. 23,443, to include the Company's response to legislated conditions to rate reduction bond financing. PSNH, the State Parties and the Attorney General were directed to file a revised Settlement Agreement reflecting compliance with the various changes accepted by the signatories during the course of the hearings, with Order No. 23,443 conditions, and with requirements set forth in SB 472. PSNH was required to file a request, within this docket, for a finance order pursuant to which RRBs would be issued, including a proposed form of financing order. Parties other than PSNH that had filed motions for clarification or rehearing were directed to file a statement as to the effect, if any, of the revised Settlement Agreement or the new statutory provisions, by July 5, 2000.

     On June 23, 2000, PSNH filed the Conformed Agreement to Settle PSNH Restructuring (hereinafter referred to as Conformed Agreement, CSA) in compliance with the requirements set forth in the June 12 Notice. That filing also contained a Motion for Findings of Fact and for Issuance of Finance Order, a description of the proposed rate reduction bond transaction to be included in a finance order, (attachment A), proposed findings to be included in a finance order (attachment B) and proposed orders and approvals to be included in the finance order (attachment C).

     On June 23, 2000, Cabletron filed its Motion to Withdraw its May 19, 2000 Motion for Rehearing and its May 24, 2000 Motion of Concurrence with Great Bay Power Corporation, the Office of the Consumer Advocate, and the Campaign for Ratepayer's Right's Motion for Rehearing. Similarly, Wausau Papers withdrew its Motion for Rehearing on July 5, 2000.

     On June 29, 2000, Great Bay filed its Objection to PSNH's Motion for Findings of Fact and for Issuance of Finance Order. On July 5, 2000, Great Bay advised the Commission that it continues to seek a ruling on its Motion for Rehearing as submitted.

     On June 30, 2000, Campaign for Ratepayers Rights, Granite State Taxpayers, Inc. THINK-NH and NH Public Interest Research Group, Inc. (CRR et al ), filed an Amended Motion For Rehearing, requesting that they be allowed to amend their previously-filed Motion for Rehearing to contain the issues raised in Cabletron's May 19, 2000 Motion for Rehearing. On July 5, 2000, PSNH objected to this Amended Motion for Rehearing.

     On July 5, 2000, the OCA filed a letter in response to the Commission letter of June 12, 2000, declining to withdraw its Motion for Rehearing, or alternatively, in the event the Commission has concluded the Rate Agreement is a contract, requesting that the Commission specify the facts in its order that comply with the Supreme Court's decision in In Re New Hampshire Public Utilities Commission Statewide Restructuring, 143 N.H. 233 (1998).

     On July 6 and 7, 2000, the Commission held hearings on the revised Settlement Agreement and proposed financing order.

     On July 24, 2000, PSNH, OCA, GOECS and Settling Staff, Representative Bradley, Great Bay, and Wausau Papers filed post-hearing briefs on PSNH's proposed compliance filing and/or financing order. On July 28, 2000, CRR filed a request to be permitted to comment late on the issue of the level of securitization, and included its comments on this topic.

     On August 11, 2000, counsel for the State of New Hampshire Treasurer filed a letter disagreeing with PSNH's assertion in record responses that the Treasurer would oversee the use of RRB proceeds by PSNH.

     On August 23, 2000, Cabletron and other parties wrote to urge the Commission to issue outstanding Orders on Rehearing and Securitization Financing in DE 99-099 by September 1, 2000. On August 28, 2000, the Commission received a similar letter from Senator Beverly Hollingworth.

     On August 28, 2000, the Commission's General Counsel notified the parties by letter that it was necessary to convene a technical session to address certain questions and to obtain clarification on certain portions of the proposed finance order. That technical session was held on August 31, 2000 at which time PSNH requested that it be allowed to file written comments on the proposed finance order. Those comments were filed on September 1, 2000.

     In three of the motions for rehearing or reconsideration, the objection is posed that the April 19 Order determined stranded cost recovery or transmission and distribution rates, or both, without sufficient factual basis or analysis, in contravention of the restructuring statutes and contrary to applicable ratemaking standards. The particular claims vary from party to party, but all share a fundamental concern about the legal standard that determined the Commission's findings and analysis in the April 19 Order.

     Specifically, Great Bay, Freedom, and the OCA, joined by EnerDev, Inc. and Granite State Taxpayers, argue variously that the Commission was obliged to conduct a "used and useful" analysis to determine what plant costs included in stranded cost recovery would have been recoverable under traditional ratemaking, was obliged to examine whether the rates proposed under the April 19 Order were lower than those that would have been obtained in a traditional rate case, was obliged to determine whether the Rate Agreement was a contract, and otherwise to have included in the benchmarking comparison of the Settlement Agreement a detailed determination of each of the dockets subsumed under the Settlement Agreement as well as numerous specific theories for alternative ratemaking.

     Great Bay specifically objected that the April 19 Order failed to review capital additions made after the effective date of RSA 374-F and thus did not preclude the unlawful inclusion of such costs in stranded cost recovery
(SCR), and that it failed to ensure that construction work in progress (CWIP) is excluded from transmission and distribution (T&D) rates notwithstanding the use of projections on which to set rates. Great Bay further complained that the Commission did not apply any standard to approve the delivery rate proposed in the Settlement Agreement, failed to set a reasonable rate of return for T&D costs, failed to apply PSNH's actual capital structure in setting delivery rates, and failed to use actual cost data to set the delivery rate. Great Bay objects to the stranded cost recovery charge (SCRC) on the grounds that it employs a fixed cost of capital out into the future, and cannot be reconciled with the requirement that rates of return reflect actual capital costs as they change from time to time.

     Finally, Great Bay and OCA argue that the Commission's benchmarking analysis was flawed because it failed to contain a determination of the outcome of each of the specific cases subsumed under the Settlement Agreement.

     Neither Great Bay's objection to the level of analysis in the April 19 Order, nor those of the other parties noted, were withdrawn after the passage of SB 472.

     GOECS and Settling Staff filed an objection to the various motions for rehearing on May 26, 2000. In its Objection, GOECS and Settling Staff first set out the standard of review for considering a motion for rehearing. They state that in New Hampshire, rehearing may only be granted for "good cause," and the Court has defined "good cause" to mean new evidence that could not have been provided at the original hearing, citing Appeal of Gas Service, Inc., 121 N.H. 797 (1981). They further state that our Supreme Court has held that the purpose of rehearing is "to direct attention to matters said to have been overlooked or mistakenly conceived in the original decision, and thus invites reconsideration upon the record upon which that decision rested," citing Dumais v. State Personnel Commission, 118 N.H. 309, 312
(1975)[citations omitted]. GOECS and Settling Staff assert that the moving parties have failed to assert good cause to set aside or vacate Order No 23,433. According to GOECS and Settling Staff, the moving parties have failed to demonstrate that the Order is contrary to law, or that a clear preponderance of the evidence demonstrates that it is unjust or unreasonable, citing Appeal of Ashland Electric Department, 141 N.H. 336 (1996).

     According to GOECS and Settling Staff, the assertion of CRR et al that the stranded cost recovery is greater in the April 19 Order than allowed by RSA 374-F:3, XII lacks merit. For example, the assertion that Section XII(d) requires that stranded costs be "reconciled ... from time to time," ignores the fact that the language of the restructuring principles is expressly framed as guidelines, and that the various policy goals contained in Section XII require a reasonable balancing by the Commission.

     With regard to the arguments of OCA et al that the "clear intent of the legislation" was to insure that the settlement offers ratepayers at least as many benefits as full litigation of all the dockets would provide, GOECS and Settling Staff point out that, if that were the case, the Legislature would simply have forbidden settlements, which by definition are an alternative to full litigation. GOECS and Settling Staff note that the ultimate test of such a settlement is whether the result is "just and reasonable and serves the public interest," citing N.H. Admin. Rule Puc 203.09(a). GOECS and Settling Staff further cite the Commission's findings in the April 19 Order that "the rate decrease benefits achieved under the Settlement Agreement are greater than those that are likely to be achieved under the business-as-usual scenarios," citing Order No. 23,443 at 182.

     With regard to OCA's criticism that the Commission did not determine whether the Rate Agreement is a contract, GOECS and Settling Staff argue that this question is the subject of federal litigation, and could not be meaningfully addressed by the Commission in this proceeding without revealing its litigation strategy. They further argue that the OCA failed to state how the Commission's benchmarking analysis would have been changed had the Commission determined whether the Rate Agreement is a contract. Even if the Rate Agreement were found not to be a contract, recoverability of stranded costs would remain an issue, according to GOECS and Settling Staff.

     Addressing Great Bay's arguments, GOECS and Settling Staff first assert that Great Bay did not support its claim that capital additions made after the date of the restructuring statute were unnecessary, in the face of PSNH's prima facie case justifying their inclusion in stranded costs. They further argue that the complaint of Freedom and Great Bay that the Commission failed to apply the "used and useful" standard ignores the fact that whether an asset is used and useful can change with circumstances over time, and therefore is not permanent, and should not be used as a standard in this proceeding. GOECS and Settling Staff call Mr. McCluskey's "used and useful" method "untested in New Hampshire," and assert that even if the Commission had accepted this approach, there was no showing that the "excess capacity" status would continue over time. GOECS and Settling Staff argue that the Commission rejected Mr. McCluskey's approach, in light of the permanent resolution of restructuring that the settlement offers.

     With regard to Great Bay's argument that each area of controversy be fully litigated before any settlement is approved, GOECS and Settling Staff assert that this view is counter to the very nature of settlements. They further argue that the moving parties had an opportunity to show that various elements of stranded costs should not be recovered, and they have failed to do so.

     GOECS and Settling Staff also counter Great Bay's argument that the Commission failed to apply a statutory or constitutional standard in approving the delivery rate. They state that the Commission went to great lengths to analyze the reasonableness of the delivery rate proposed in the Settlement Agreement. They state that the entire benchmarking analysis conducted by the Commission was based on traditional ratemaking principles. They further assert that there is nothing in the record to support Great Bay's specific claim that the rates approved in the April 19 Order include CWIP. Likewise, they state, Great Bay failed to support its assertion that the Commission did not make a finding as to the adequacy of the capital structure of PSNH under the Settlement Agreement.

     With regard to Freedom's allegation that the rates approved in the Settlement Agreement are exploitative, GOECS and Settling Staff argue that the benchmarking analysis supported the Commission's finding that the overall settlement supports a result that is in the public interest, and an overall rate that is just and reasonable, citing 1999 N.H. Laws 289:4 and RSA 378:28; Federal Power Commission v. Hope Nat. Gas Co., 320 U.S. 591 (1944).

     In their Brief filed July 24, 2000, GOECS and Settling Staff addressed the statutory framework in which our review of the Conformed Settlement Agreement must take place. GOECS and Settling Staff argue that the August 2, 1999 Settlement Agreement has been modified twice, first by the Commission and then by the Legislature. According to GOECS and Settling Staff, the Legislature amended some of the Commission's amendments, while still capturing value comparable to that which the Commission added to the original Agreement. With certain minor changes, GOECS and Settling Staff argue that the proposed Finance Order and the Conformed Settlement Agreement are in the public interest, and that the changes incorporated therein as a result of SB 472 achieve the balancing required by the Commission in Order No. 23,443.
They urge the Commission to so find, particularly as there was no evidence submitted in the July hearings to the contrary.

     GOECS and Settling Staff argue that, even if the PSNH Motion for Rehearing is granted with respect to certain identified tax issues, the Conformed Settlement Agreement is in the public interest. They note that PSNH has submitted an exhibit quantifying the value of the Company's undertakings required by SB 472 as a condition of securitization, and that the midpoint of the range of value is $474,000,000 (Exh. F-23), which, they state, is fully consistent with the outcome the Commission required in its April 19 Order.

     GOECS and Settling Staff note that the Commission has previously held that "in determining whether the result is in the public interest, there is no formulaic principle," citing Order No. 23,443 at 182. GOECS and Staff urge that, in the rebalancing that the Commission undertakes as it considers the Conformed Settlement Agreement, the Commission take into account the fact that the Settlement Agreement achieves all the objectives of the Commission and the Legislature.

     PSNH objected to the various motions for rehearing of the stranded cost recovery charge and delivery service charges, stating that none of the motions present good reason for rehearing Order No. 23,443, and that granting any of the motions would unnecessarily create further delays in this proceeding, and harm the state's economy, and cause a continued burden on the state's citizens, commerce and industry.

     These various objections to the sufficiency of the Commission's analysis and findings in support of the April 19 Order are not persuasive, for the following reasons. First, we are not required by statute to conduct a traditional rate case to determine this case. We are specifically authorized to resolve this docket through adjudicated settlement, rather than through full litigation of each specific claim. The Court has also determined that we are not bound to use any given ratemaking methodology to set rates, as long as the resulting rates are just and reasonable. With respect to the restructuring legislation which governed our determination in this case, RSA 374-F does not contain a mathematical formula for balancing its twelve interdependent principles in the fashion proposed by the moving parties, and permits us to award stranded costs that are "substantially consistent" with the statutory guidelines. Finally, to the extent prior law could be interpreted as requiring such an approach, SB 472 has superceded that law, and explicitly mandates the result we reach today.

     The overarching standards of the restructuring legislation, and the statutory standards for sufficiency of Commission ratemaking decisions, do not require that the Commission determine the outcome using any specific methodology, so long as the stranded cost recovery result is "equitable, appropriate and balanced," the settlement is "in the public interest," and the rates are "just and reasonable." Support for the authority that the Commission need not resolve these outstanding matters using traditional cost-of-service analysis is found in the New Hampshire Supreme Court's decision in Appeal of Richards 134 N.H. 148 (1991). In that case, the Court determined that a traditional ratemaking approach was not required, by statute or the federal Constitution, to analyze the rate plan before the Commission. Most significantly, the Court noted the well-established principle set out in Federal Power Commission v. Hope Natural Gas Co., 320
U.S. 591 (1944) that "the methodology used to set rates is irrelevant. . . .
Instead, it is the result reached that is important: '[i]f the total effect of the rate order cannot be said to be unjust or unreasonable, judicial inquiry is at an end.'" 134 N.H. at 164, quoting Hope, 320 U.S. at 602.

     The adjudicated settlement proceeding here, and the benchmarking analysis conducted by the Commission at the Legislature's direction, constitute such a constitutionally permissible means.

     The April 19 Order was issued in the context of a settlement, albeit one objected to by a number of parties, and the Legislature has specifically authorized and directed the Commission to consider a negotiated settlement of the pending litigation and restructuring issues. See, e.g., RSA 374-F:4, V (stranded cost charges may be established through an adjudicated settlement proceeding), RSA 369-A:1, IV (structured financing may be considered in the context of settlement agreements), and 1999 N.H. 289:3, I (Commission may hold hearings to review any settlement proposal that includes securitization). All of these statutes were enacted subsequent to the more general provisions of RSA 374-F, the "used and useful" statute (RSA 378:28), and the special contract statute (RSA 378:18-a) that some parties have alleged were violated by the Commission's order, and as subsequent acts of the Legislature that deal with a subject in a more specific way, the later legislative acts must control. Board of Selectmen v. Planning Board, 118 N.H. 150, 152; Petition of Public Service Co. of New Hampshire, 130 N.H. 265, 283 (1988). The New Hampshire Administrative Procedure Act, which governs the procedures the Commission must adhere to in carrying out its responsibilities, provides that "informal settlement of matters by nonadjudicative processes is encouraged." RSA 541-A:38. The authority of the Commission to discharge its responsibilities through the consideration and review of negotiated settlements extends to its duties to implement retail choice in the electric utility industry.

     With respect to the Rate Agreement in particular, the New Hampshire Supreme Court's decision with respect to certain transferred questions of law in In re New Hampshire Public Utilities Commission Statewide Electric Utility Restructuring Plan, 722 A.2d 483, 143 N.H. 233 (No. 98-114, issued December 23, 1998) found that "the PUC must consider State obligations under RSA chapter 362-C and the rate agreement, if any, when determining whether, and to what extent, PSNH receives an award of stranded costs." 722 A.2d at 488, 143 N.H. at 238. The Supreme Court also found that while it must consider the State's obligations in its analysis, the PUC can award only those stranded costs that comport with the standards mandated by the Legislature in RSA 374-F:4, V and VI. Id.

     We do not believe that the requirement to "consider" the State's obligations requires us to rule definitively as to the legal nature of those obligations prior to awarding recovery of stranded costs. Rather, the overriding consideration is that we achieve a result that is in the public interest by only allowing a charge for the recovery of costs that is "equitable, appropriate and balanced," and that the end result, the ultimate rate charged, is just and reasonable. The various claims as to the nature of the State's obligations are certainly part of the calculus we must apply in balancing the interests of the customer and the utility as required by RSA 363:17-a, and, as we discussed in our April 19 Order, we have done so.

     Subsequent to the Supreme Court's decision in In re NHPUC, RSA 374-F:4, V was amended by the insertion of "or adjudicated settlement" following "rate case" in the first sentence. See Laws of 1999, Chapter 289:6, effective July 16, 1999. This change provided the Commission the express authority to establish a stranded cost charge in the context of its review of a settlement. To the extent that any question remained after the Supreme Court's decision in In re NHPUC, the Legislature has removed it by virtue of its passage of SB 472, which contains explicit findings approving the overall structure of the Settlement Agreement and many specific details in the Settlement Agreement, including those complained of in the motions for rehearing. We find that this statute and the earlier amendment to RSA 374-F contained in the Laws of 1999, Chapter 289:6, allow the Commission as part of its review of a settlement to resolve the questions concerning the nature of the State's obligations to PSNH under the Rate Agreement.

     It would be contradictory and illogical to find that a settlement of claims as to the contractual nature of the Rate Agreement, which is necessary and fundamental to the settlement of the question of the appropriate stranded cost recovery charge (which we have the authority to approve), must be rejected, and can only be resolved by an explicit Commission ruling on the nature of those claims. If the Legislature had intended our authority to be so circumscribed, it could have made this an express requirement, and provided that a settlement of claims for stranded cost recovery may only be accepted by the Commission after it has completed its ruling on the claims with regard to the Rate Agreement. In fact, the Legislature did the opposite: its requirement that the Commission pursue appropriate litigation as to whether the 1989 Rate Agreement is a contract and as to whether PSNH and NU may have breached any such contract applies only if PSNH does not accept the conditions contained in RSA 369-B:3, IV(b). See, 2000 N.H. Laws, Chapter 249:6, III.

     It is also necessary to point out, contrary to the arguments of some parties, that the conclusion as to what stranded assets are to be recovered from ratepayers or will remain the responsibility of the Company and its investors does not flow automatically from a determination as to whether the Rate Agreement is or is not a contract. RSA 374-F:3, XII(c)(4) provides that a utility's obligation to mitigate its stranded costs requires "[a] reasonable amount of retirement, sale or write-off of uneconomic or surplus assets, including regulatory assets not directly related to the provision of service." (Emphasis supplied.) There is no legislative mandate that all regulatory assets or surplus capacity (i.e., capacity not "used and useful") be excluded from stranded cost recovery.<FN 1> Thus, even assuming the Rate Agreement is not a contract, the argument that the Acquisition Premium is not "used and useful" and, therefore, should be completely eliminated from rates suffers from an incomplete analysis. The reasonableness of such a result would have to be reviewed. In addition, the Legislature's recent securitization statute explicitly includes acquisition premiums among the utility costs that can be the subject of securitized stranded cost recovery. RSA 369-B:2, XIV(a). We therefore find that we are not required by either RSA 374-F:3, RSA 374-F:4 or the Supreme Court's determination in In re NHPUC to first decide whether the Rate Agreement is or is not a contract before we authorize PSNH to collect a stranded cost recovery charge.

     The objecting parties have also argued that the standards set forth in RSA 374-F:3 and RSA 374-F:4 impose a strict definition of and limitation upon stranded cost recovery. The Commission does not interpret the provisions of RSA 374-F:3, XII and RSA 374-F:4, V as being as prescriptive as the objecting parties assert. The requirement that the SCRC be "substantially consistent", RSA 374-F:4, III, with the interdependent principles of the Restructuring Act gives the Commission discretion to act within certain limits, as long as the end result is consistent with the public interest. See RSA 374-F:4, VIII
(a).

     Finally, to determine whether the rates resulting from the Settlement Agreement were just and reasonable, and in the public interest, the Commission employed the benchmarking analysis required by the restructuring statute. 1999 N.H. Laws 289:4. As we noted in the April 19 Order, the Legislature did not specify the time period over which the analysis was to be conducted, other than limiting the length of Transition Service and demanding "near term" rate relief. In the absence of a legislatively-determined horizon for benchmarking purposes, we found it appropriate in our detailed revenue requirements modeling to "look out over a period that is long enough to capture events that are certain, but short enough to avoid the difficulty associated with predicting the long-term future." Order No. 23,443 at 178.
We chose a period ending in 2007, around the Recovery End Date.  Id.

     In forecasting revenue requirements for more than seven years, and doing so under a number of scenarios, a sound analysis can only achieve a certain level of precision. As we noted, by definition the benchmarking exercise involves uncertainty. Id., at 169.

     None of the objections posed by the various moving parties, claiming the Commission failed to track traditional ratemaking methods precisely, takes into account the limits to analytical precision imposed by the fact that the benchmarking analysis, unlike that of traditional ratemaking, looks several years out into the future. Traditional ratemaking tools, based on the analysis of a historic test year, are tied closely to the historic books of account, and forecasts are employed only so long into the future as necessary to get a feel for the likely cost of capital requirements over the (short) period rates may be in effect. By contrast, the benchmarking analysis must make a number of assumptions about the likely path of future events, and project their impact on the likely costs of doing business over the period of analysis. The test year accounting results of the Company are some evidence, but by no means the only evidence, of these likely future costs. They are merely a starting point, and cannot control the outcome in a deterministic fashion.

     Also, since benchmarking deals with the future, it necessarily considers future plant additions, and some assumption as to whether they will in fact be reflected in rates under "business as usual," that is, assuming no CWIP and a reflection of their costs in rates when and if the plant additions are made. The Legislature intended us to approve a settlement if the two paths (Settlement Agreement and benchmark), over time, were sufficiently close that the Settlement Agreement was reasonable. This we have done. Such a forward-looking analysis is different from approving CWIP.

     The Legislature does not require that we determine that the Settlement Agreement meets every component of every restructuring principle guiding us in approving a restructuring package. The movants, to the degree they attack individual components of the Settlement Agreement (as conformed pursuant to the directives of the April 19 Order and today's order) misapprehend what has been accomplished by our order. The restructuring legislation required a balancing of concerns, as did the consideration and evaluation of this comprehensive Settlement Agreement, and no one of those concerns can be isolated and held up as essential to the justness and reasonableness of the outcome, as the motions for rehearing seek to do. And where one restructuring principle must be balanced against another, the statutory scheme contains an implicit requirement for the exercise of Commission discretion in weighing the application of the principles to the Settlement Agreement's terms. See, e.g., RSA 374-F:1, III, RSA 374-F:4, VIII (a). Our benchmarking analysis provided a sound basis for determination of the underlying merits of the rate plan contained in the Settlement Agreement. We note also the broad scope of authority of the Commission, through its acceptance or modification of the Settlement cited elsewhere in this Order, to completely and finally resolve, with respect to PSNH, Docket DR 96-150, the federal litigation and the other dockets listed in Section XV of the Agreement.

     The Motions for Rehearing and Reconsideration fail to adequately consider the effect of SB 472 in specifying the extent to which the April 19 Order is consistent with the legislative determination of the public interest and complies with its restructuring directives in RSA Chapter 374-F and RSA Chapter 369-A. Chapter 249 of the Laws of 2000 creates a comprehensive and extremely detailed scheme for authorizing PSNH to refinance its debt through securitization as part of a larger restructuring plan to create retail competition for its customers. The Commission's April 19 Order is an intricate and essential part of that scheme; the April 19 Order is referred to no less than ten times throughout the statute and in many instances the Commission's findings and conclusions are incorporated within the statute's express provisions.

     The portion of Chapter 249 codified at RSA 369-B:3, IV that authorizes the Commission to issue finance orders for PSNH, directs that such finance orders must be consistent with 16 specific conditions, several of which contain numerous subparts. These conditions relate to the details in the Settlement Agreement and April 19 Order concerning PSNH's rates (including the level and term of the delivery service charge and total system benefits charge), customer savings, calculation of the Recovery End Date (RED), transition service, merger issues, and divestiture, to name a few. Thus, for the Commission to implement the provisions of our April 19 Order, which requires approval of a financing order approving securitization and the issuance of Rate Reduction Bonds, we are required by RSA 369-B:3, IV to include conditions that either reaffirm or substantively modify several aspects of our April 19 Order. In so requiring, the Legislature effectively revised our April 19 Order and, subject to those revisions, expressly found that Order (and the details therein) to be consistent with the principles contained in RSA 374-F:3, RSA 369-A:1, X and RSA 369-A:1, XI.

     For example, pursuant to RSA 369-B:3, IV(b)(5), the delivery service charge is to be fixed, on average, at $0.028 per kWh for a period of 33 months. In order to issue a finance order for PSNH, the Commission first must find that this condition is met. If this, and all the other conditions of the April 19 Order and RSA Chapter 369-B are met, then the Legislature has determined that the finance order which is subsequently issued approving and implementing the securitization proposal in the Settlement Agreement "will result in benefits to customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSA-A:1, X and with RSA 369-A:1, XI." RSA 369-B:1, VII.

     This means, quite literally, that the PSNH delivery service charge fixed, on average, at $0.028 per kWh for 33 months, as approved in the April 19 Order and reaffirmed and revised in today's order, is expressly found to be consistent with all the restructuring policy principles of RSA 374-F, such as Customer Choice, Regulation and Unbundling of Services and Rates, Open Access to Transmission and Distribution Facilities, Benefits to All Customers, Full and Fair Competition, Near Term Rate Relief and Administrative Process. Any attack now on the Commission's approval of the delivery service charge, whether it be allegations that the process was an improper departure from traditional rate-making standards, an alleged failure to determine whether the rate base which formed the basis for the delivery rate contained CWIP, or a supposed failure to conduct any analysis as to what constitutes a reasonable rate of return on T&D plant and to calculate the delivery rate using actual cost data, all of which we disagree with, is of no consequence, as the resulting rate is now mandated by statute and found to be "beneficial to customers," and "in the public interest."

     The same rationale applies as well to each of the following issues either addressed in the April 19 Order, or revised by RSA Chapter 369-B: PSNH's supplying of transition and default service during the initial transition service period; the rate of transition service during the initial and subsequent periods; the reconciliation of excess of bid price over fixed price for transition service, including PSNH's absorption of the first $7 million of that difference; the assignment of residential customers to registered competitive suppliers; the term of transition service; the amount of stranded costs that may be securitized; the minimal level of customer savings; the rate associated with the credit to customers of the ADITs; the maximum of issuance and debt premium costs PSNH may recover; the calculation of RED; the five percent temporary rate reduction effective October 1, 2000; the terms of the jurisdiction and authority of the Commission over a merger, acquisition or sale involving PSNH or its parent; the prohibition of recovery of an acquisition premium from a merger, acquisition or sale in a way that increases rates; the level of the system benefits charge; prohibition against an exit fee; open access to PSNH's transmission system; the cap on the SCRC; the total rates of customers taking service under special contracts; the Commission's administration of the liquidation of PSNH's generation assets and bid process for transition service; and the timing of PSNH's agreement to dismiss the federal litigation involving the Commission.

     Accordingly, to the extent that parties' motions for rehearing implicitly or explicitly contest any of these provisions by relying on statutory provisions that have been superceded by Chapter 249's specific conditions and instructions to the Commission, and ignore that Chapter's affirmation and revision of the April 19 Order, those motions must be denied. See, e.g., Colby v. Broderick, 96 N.H. 316, 317 (1950) (["w]hen the legislature makes a revision of the subject matter of a statute and by the new statute designs a complete scheme, so much of the former statutes as are not mentioned, although not expressly repealed, are deemed to be superceded.")

     Thus, we reaffirm our determination, made at the outset of this case and again in the April 19 Order, that we were not required by RSA 374-F to proceed with the ISC rehearing or base rate proceeding at the same time we considered this Settlement Agreement. See Order No. 23,299 issued September 16, 1999 at 37. We also find that we have the authority to resolve all of the pending matters at issue in this docket in the context of an adjudicated settlement. We reject the assertion that we must determine that the Rate Agreement is or is not a contract, in order to determine the proper stranded cost recovery for the Company. We clarify that we have not determined whether the Rate Agreement constitutes a contract. We affirm the benchmarking analysis performed in the April 19 Order, and reject the assertion that we were required to conduct the particular analyses at the level of detail and as constrained by historic cost data, as demanded by the objecting parties as a precondition to our determination of the just and reasonable level of rates. In light of the legislative directives contained in the Laws of 2000, Chapter 249, we affirm that the conformed Settlement Agreement complies with the statutory conditions and the Stranded Cost Recovery therein is therefore "equitable, appropriate and balanced," and that the conformed Settlement Agreement is "in the public interest."

     In addition to the statutory arguments Great Bay makes, it also argues that the Commission's fixing of the Stranded Cost Recovery rate of return for the entire period of the SCRC, failure to apply the actual capital structure to PSNH, and failure to provide an analysis that demonstrates that the delivery rate yields not more than a reasonable rate of return, all run afoul of the constitutional test for what constitutes just and reasonable rates. Great Bay Motion for Reconsideration at 4, 6.

     Aside from whether this Commission may or must consider the constitutionality of statutes governing our jurisdiction, Public Service Co. of N.H., 71 NHPUC 581, 582 (1986), Great Bay's Motion and objection fail, because Great Bay does not accurately state the constitutional test. As we discussed above, the New Hampshire and United States constitutions do not require a particular ratemaking methodology. They require that the resulting rates be just and reasonable. Our benchmarking analysis, the results of which were confirmed by the Legislature in Chapter 249 of the Laws of 2000, establishes that the rates resulting from the Settlement Agreement, as amended to conform with this Commission's Orders and the legislation, are just and reasonable and do not constitute exploitative rates. Petition of Public Service Company of New Hampshire, 130 N.H. 265, 274 (1988).

     CRR, Granite State Taxpayers, THINK-NH and NHPIRG seek rehearing on the grounds that stranded cost recovery is an unconstitutional taking of consumers' private property without just compensation, and that any SCRC for an acquisition premium is an unconstitutional fictitious capitalization. CRR et al Motion for Rehearing at 2, 16.

     With respect to the takings argument, CRR et al essentially argue that stranded cost recovery is a payment to the utility in return for which there is no commensurate obligation of the utility to serve the public. They argue that the assessment of stranded costs serves no utility purpose, that there is no rational nexus between costs and benefits. CRR et al further argue that if funds are to be taken from the public to settle the federal lawsuit, encourage PSNH to withdraw its objections to restructuring, and compensate PSNH for historic costs stranded by state law, they must come from tax revenues, not rates, else the Settlement Agreement will violate the state constitution's requirement of equal taxation. According to CRR et al, the Legislature is powerless to overcome these constitutional requirements by statute.

     In a related but distinct argument, CRR et al point to the New Hampshire constitutional prohibition on fictitious capitalization of corporations, N.H. Const. Pt. II, Art 83. They claim that securities backed by stranded cost recovery rights, rather than real assets, are the "watered securities" to which the constitution refers. Thus, they conclude, Article 83 prohibits the issuance of rate reduction bonds to pay for stranded cost recovery.

     PSNH filed a short pleading objecting to this and all other motions for rehearing. GOECS and Settlement Staff object to these arguments of CRR et al with respect to the constitutionality of stranded cost recovery. In their Objection, GOECS and Settling Staff analyze and distinguish the cases cited by CRR et al for the proposition that the Commission and the Legislature lack authority to award stranded cost recovery or securitize cost recovery.

     Putting aside the Commission's historic view that it lacks the authority to determine the constitutionality of state statutes, Public Service Co. of N.H., 71 NHPUC 581, 582 (1986), we deny the Motion of CRR et al for reconsideration of the SCRC on the cited grounds. The award of stranded cost recovery is an exercise of ratemaking, under legislative guidelines, not a taking; it fulfills the public purpose of restructuring the electric industry and the provision of service to PSNH customers, and the investments recovered via stranded cost recovery and securitization represent historic costs of service, or lawfully-awarded acquisition premium costs.

     As GOECS and Settling Staff state in their Objection to Motions for Rehearing, by definition "stranded costs" were incurred in the public service or they would not be deemed recoverable under the existing regulatory structure. See RSA 378:27 and 28. The cases cited by CRR et al are not applicable to PSNH's proposed restructuring plan, because they deal with expenditures that enabled a utility to serve only private individuals or industry. The Settlement Agreement provides for recovery of costs that, arguably, could have been recovered by PSNH in the ordinary course of ratemaking. The balancing of the equities, as performed initially by the Commission in our April 19 Order and as rebalanced by the Legislature in Chapter 249 of the 2000 Laws of New Hampshire, effectively removed from the overall allowance for stranded cost recovery those costs that the Legislature considered inappropriate for utility cost recovery. Whether or not CRR et al agree with the legislative policy, 374-F and associated statutes make clear that an "equitable, appropriate and balanced" amount of stranded costs are legitimate utility costs recoverable in rates.

     For the reasons stated in the Settling Staff and GOECS Objection, the remaining arguments by CRR et al as to the constitutionality of the Order under a takings theory or a "fictitious capitalization" theory are without merit.

     CRR et al moved on June 30, 2000 to be permitted to amend their May 19, 2000 Motion for Rehearing, to add the issues raised in Cabletron's May 19, 2000 Motion for Rehearing. Cabletron withdrew its Motion for Rehearing on June 22, 2000. CRR claims now that it was aware of the issues Cabletron was going to file in its May 19 Motion, and did not raise the same issues, but instead relied on Cabletron's pleading. Now that Cabletron has withdrawn its Motion, CRR submits that it is in the position of not having issues it would have otherwise raised now not properly before the Commission for consideration. Consistent with their prior expectation that the Cabletron issues would be considered by the Commission, CRR wishes to have the Commission address the Cabletron issues. They further state that the Commission had presumably been "working on Cabletron's motion for rehearing for over a month before Cabletron withdraw [sic] them," and therefore reinstatement of the issues by CRR would not prejudice the Commission, or any other party.

     PSNH objects to the Motion of CRR et al to amend its Motion for Rehearing, stating that "CRR's failure to timely raise the issues contained in Cabletron's Motion for Rehearing...cannot be cured by the filing of an Amended Motion for Rehearing seventy five days after the issuance of Order
No. 23,443." Objection at 2. PSNH further argues that the Supreme Court has repeatedly held that there is no jurisdiction to consider issues for which rehearing is not properly sought according to the statutory prerequisites.

     We agree with the Company that CRR's Motion was not timely filed. CRR et al could have filed even a brief statement on May 19, 2000, asserting that they joined in Cabletron' s Motion. This they did not do. Compare the action of one of the movants, Granite State Taxpayers, in joining the Motion for Rehearing filed by the OCA and EnerDev. The Motion of CRR et al to amend their Motion for Rehearing to assert the arguments put forth by Cabletron on May 19, 2000 and withdrawn by Cabletron on June 22, 2000, is denied.

     The Towns ask that we clarify the provisions of Order No. 23,443 with regard to employee protections at hydro facilities that they may wish to purchase. They first ask that we clarify the provision on p. 231 to the effect that municipalities should be subject to the same provisions on employee protections as other bidders. They argue that PSNH does not assign its employees to any specific hydro facility. They argue that if a town purchases less than the full complement of facilities and is required to provide the same employment protections and benefits as PSNH is proposing to establish for its other employees, it will be necessary to assign specific employees to specific facilities. They ask that PSNH be ordered to assign its hydro plant employees by facility, stating which employees by name are assigned to each station, and further that the Commission state whether Order No. 23,443 would be satisfied by the employment of any such PSNH employees, assigned to a particular hydro facility by any entity with whom a municipality may contract for maintenance and operations, provided such entity grants the same employment protections and benefits PSNH proposes to establish in the fossil/hydro auction.

     Whether the Town's first request is treated as a motion for clarification, or more accurately as a motion for rehearing, it is denied. There was substantial evidence at the hearings in this docket to the effect that PSNH's practice of not assigning specific plant employees to specific hydro facilities, but rather creating a hydro team with responsibility for all the hydro facilities, is the most efficient method of assigning personnel to these facilities. The Towns did not offer evidence that rebuts this fact, and do not attempt to do so at this point. The Commission has no basis to require the break-up of the team and the reassignment of its members to individual plants.

     As to the Town's request that we clarify the means by which the Towns, as prospective purchasers of the hydro plants, may meet their obligations with respect to employee protections, we grant the motion for clarification. The employee protection obligations spelled out in Order No. 23,443 can be met by a Town contracting with an entity for operations and maintenance of a facility it may purchase, if such entity grants the same employee protections and benefits as are contained in PSNH's commitment, approved in Order No. 23,443.


     Great Bay requests that we rehear the April 19 Order to require PSNH to unbundle its transmission and distribution. Motion for Rehearing at 5.
Great Bay also argues that PSNH's Amended Settlement Agreement cannot be accepted because PSNH has failed to comply with the statutory requirement of RSA 374-F, made more urgent and strengthened by RSA 369-B:3, IV (b) (8), to unbundle its system, so as to provide open access to its transmission system. Post-Order Brief at 6.

     PSNH filed an objection to the Motion on May 26, 2000, arguing that Great Bay does not state a good reason to rehear the April 19 Order, that granting any of the motions would cause delay, harm the state's economy, and cause a continued burden on the state. GOECS and Settlement Staff argue that Great Bay's concern regarding the unbundling of transmission rates was amply addressed in the testimony of the Settling Staff, and the Commission's Order is otherwise supported in the record.

     Great Bay has not persuaded us that we must reconsider the April 19 Order, or reject the Amended Settlement Agreement, on account of their provision for unbundling T&D rates in the next rate case, or earlier at the Commission's determination. As we noted in the April 19 Order, PSNH does not have the data readily available to unbundle the T&D portion of its rates. April 19 Order at 255. The statutory requirement for open access to PSNH's transmission system, RSA 369-B:3, IV(b)(8), can be met before unbundling is completed. The statutory requirement that unbundling be accomplished as soon as is "practical", RSA 374-F:4, I, will be met, before the next rate case, by continued Commission oversight of unbundling possibilities, and at the latest, in the next rate case. We continue to view accomplishing the overall purpose of the statute, getting to Competition Date, as more pressing than perfecting this one aspect of the overall package of restructuring reforms at this time. Accordingly, Great Bay's Motion for reconsideration with respect to T&D unbundling is denied without prejudice.

     Throughout the hearings on the revised Settlement Agreement and the subsequent filings, PSNH has argued that it should have discretion to determine the level of securitization necessary and appropriate to maximize the benefits to shareholders and customers, within the $670 million securitization cap contained in RSA 369-B:3, IV (b). In support of its argument, PSNH cites the fact that the date of the offering is still unknown and since the stranded costs are being amortized, the Company cannot establish the amount of the RRBs to be issued until it knows when this will occur. PSNH also cites its desire to restructure its capital structure by returning to more normal levels of debt and equity; however, until the cash on hand is known, PSNH cannot determine what range of securitization is optimal. It also indicated that the level of securitization will affect the Company's financial ratios and its ability to achieve an investment grade rating. In its brief (at p. 8), the Company concludes that the Commission should do what it has done historically and grant the Company the discretion to determine the most reasonable and prudent amount of securitization, subject to a review under the prudence standard set forth in the Settlement Agreement. (The Settlement Agreement at p. 8 defines "prudence" as follows:
The standard of care which qualified utility management would be expected to exercise under the circumstances that existed at the time the decision in question had to be made. In determining whether a decision was prudently made, only those facts known or knowable at the time of the decision can be considered.)

     CRR, in its post-hearing submission, supported the position of PSNH, though for different reasons, and said that securitization should be minimized. Great Bay argued that PSNH was proposing to ask the Commission to divest itself of all jurisdiction over the issuance of RRBs once the finance order is issued, including the ability to make an after the fact prudence review. As noted above, this does not appear to be PSNH's position.

     Representative Bradley indicated that PSNH's request to securitize $573 million is a reasonable request since fewer dollars would be guaranteed by customers. He said that the Commission is authorized to determine an amount lower than $670 million based upon what the Commission finds to be in public interest.

     GOECS and the Settling Staff argued that PSNH's proposed level of securitization may not maximize customer benefits. Although they agreed that the effect of delay has been to lower the appropriate level of securitization and that an appropriate goal of restructuring should be to keep PSNH financially healthy, they argued that PSNH had not persuaded them that the $573 million ceiling on securitization was appropriate. They argued that the proposed cap does not sufficiently take customers' interests into account. They, therefore, asserted that the Finance Order should authorize the issuance of the full $670 million authorized by the Legislature, giving the Company discretion to issue whatever it believed to be an appropriate level, but that the Company's decision should be subject to a prudence review at a later time.

     The OCA, in its post-hearing brief, said that while it agreed with GOECS that the basic obligation of PSNH should be to minimize customer costs consistent with maintaining an investment grade rating, the Commission may not want to direct PSNH to finance more of its stranded costs than it is willing to. The OCA argued that the burden of proof should remain on the issuer to prove that the amount is proper and said this should be demonstrated in PSNH's next rate case.

     Although considerable time was spent on this issue during the hearings, as we read and understand the positions of the parties reflected in the post-hearing briefs, we do not believe that the parties are in significant disagreement on this issue. Most parties seem to agree that PSNH ought to have discretion on the amount that should be securitized, subject to a later prudence review by the Commission. The only difference between PSNH and GOECS and the Settling Staff seems to be on the securitization cap. GOECS and the Settling Staff would have us authorize the full $670 million, while PSNH seemed to argue throughout the proceeding that the amount should be capped at $573 million. In its post-hearing brief, however, PSNH did not argue specifically for a cap of $573 million. In fact, PSNH's argument for discretion in determining the appropriate amount does not seem at odds with the argument in GOECS and Settling Staff's brief that the Commission should authorize PSNH to issue up to $670 million in RRBs and order the Company, in determining the actual amount, to use its discretion, subject to a later prudence review by this Commission.

     After considering all of the arguments on this issue, we have decided that it would be best to give PSNH considerable latitude within the bounds of the law, subject to a later prudence review to determine whether the amount PSNH chose was reasonable at the time that it was required to make its decision. This means, as specifically provided for in RSA 369-B:3, IV (b), that it will be authorized to issue an aggregate principal amount of not more than $670,000,000, minus $6,000,000 for each month from October 1, 2000 to Competition Day (C-Day). In doing so, we expect the Company to manage its affairs in the most reasonable and prudent manner, in the traditional sense of those words, and subject to a traditional prudence standard. We believe that the definition of "prudence" contained in the Settlement Agreement is consistent with the prudence standard that this Commission and the courts have traditionally applied. Five hundred and seventy-three million dollars, or something less by the time C-Day arrives, may very well be the optimum amount when all of the factors that must be weighed in arriving at the appropriate amount are considered. We cannot know that optimum amount now; that is a determination to be made when the time arrives. We note that, as argued by CRR and Representative Bradley, there is a trade-off between lowering rates through securitization and shifting cost recovery risk from the company on to the customer. Giving the Company discretion, within the bounds authorized by the Legislature and the requirements of prudence, seems to us to allow the appropriate level of flexibility, considering the possibility of changing circumstances between the time of our hearings on these issues, when the record was established, and the time when the bonds are issued.

     One related issue concerns renegotiation of existing power purchase arrangements with the small power producers (SPPs) made in accordance with state or federal mandates and the issuance of RRBs to finance renegotiated agreements. In the purpose and findings section of the recently enacted legislation, Chapter 249 of the Laws of 2000, the Legislature said that renegotiation of the power purchase obligations with the six wood-to-energy facilities and the one trash-to-energy facility "is in the public interest in order to reduce the cost to ratepayers..." and that "the sharing of the benefits among ratepayers and all of the parties involved in the renegotiations is in the public interest." RSA 369-B:1, XI. The Legislature also authorized the issuance of RRBs up to $130,000,000 to finance renegotiated agreements. RSA 369-B:3, IV(a). One other provision of the new legislation states that an electric utility that renegotiates a commission order providing for qualifying facility power sales or power purchase agreement under RSA 363-A:4-c (which as written appears to apply only to five of the wood-fired facilities, not all six wood-to-energy facilities and not the one trash-to-energy facility that are specifically mentioned in RSA 369-B:3, IV(a)) shall be entitled to retain up to 20 percent of the savings resulting from the renegotiation subject to order of the Commission. RSA 362-A:4-d.

     In Order No. 23,443, the Commission noted that the Settlement Agreement allowed for the recovery of the power purchases made in accordance with state or federal mandates and we approved that provision of the Settlement Agreement. In Order No. 23,443, the Commission also said, however, that PSNH and the SPPs should try to reach new agreements as soon as possible, that we would allow PSNH to use an appropriate level of securitization to effectuate either the buydowns or buyouts, and that the potential savings of renegotiated agreements would decrease with the passage of time. The Commission allowed PSNH to retain 20 percent of the savings due to agreements reached between PSNH and the SPPs before the end of one year from the date of that order (April 19, 2000) that were approved by the Commission, and said that thereafter PSNH's share would fall to 10 percent for one additional year.

     We have not been asked to reconsider or clarify this portion of the Order, but we do want to note that the addition of RSA 362-A:4-d noted above and the time limits for the issuance of rate reduction bonds contained in RSA
369-B:5, I (December 31, 2002) may have an impact on how the incentive mechanism which we enunciated in our April 19 Order will ultimately work. In addition, the legislation has increased the amount available for securitization related to the renegotiations from what would have been available under our April 19 Order. For now, however, we want to take this opportunity to once again strongly encourage PSNH to attempt to renegotiate these purchase power arrangements as soon as possible for the benefit of ratepayers and, with the incentive noted above, shareholders.

     In its initial filing, PSNH argued that its Hydro-Quebec (HQ) transmission support payments were a stranded cost. However, in Order No. 23,443, the Commission found that the power purchase agreements associated with PSNH's entitlements on the Hydro-Quebec inter-tie were ending, and therefore, concluded that the transmission support payments should be categorized as transmission-related rather than generation-related. The Commission denied, without prejudice, PSNH's request to recover the HQ support payments as stranded costs.

     In Order No. 23,443, we required PSNH to provide a schedule of the actual costs of its transmission support payments over the last three years and file a proposal to recover its Hydro-Quebec transmission support costs, including a means to account for any revenue offsets.

     On May 1, 2000, the Company filed a proposal that used HQ-related revenues as an offset to Part 3 stranded costs. During the July 7, 2000 hearing, the Company's witness, Mr. Hall, further clarified the Company's proposal. Under the proposal, the Company will credit any revenue received from the Hydro-Quebec line during the 33 month Initial Delivery Charge Period against Part 3 stranded costs. The treatment of any HQ-related revenue received following the 33 month IDCP would be determined by the Commission as part of the post-IDCP rate case.

     We have reviewed the Company's proposal and find it an appropriate methodology for the duration of the IDCP. Consistent with our decision in Order No. 23,443, we will make a future determination as to the proper treatment of the HQ-related revenue at the time of the rate case following the IDCP.

     PSNH proposed to add $0.0013 per kWh to the average delivery service charge to recover the transmission support payments. In addition, the Company proposed to credit Part 3 stranded costs for any revenues it might receive from usage of the line.

     After reviewing the calculation of the $0.0013 per kWh average charge for recovery of the transmission support payments, we will approve it for the IDCP subject to reflection of over- or under-recoveries in Part 3 stranded costs. During the rate case to follow the IDCP, as indicated in our April 19 Order, we will entertain a proposal from PSNH for treatment of the HQ facility and expenses and revenues going forward from that time.

     In the Conformed Settlement Agreement, PSNH proposed to allocate these HQ-related costs based on the delivery service charge and to recover them on a per kWh basis. In addition, the Company proposed to roll the HQ-related costs into the delivery charge, rather than bill them as a stand-alone surcharge.

     The OCA opposed PSNH's cost allocation proposal, arguing that it would unfairly burden residential customers. In its brief, the OCA commented that, although the Commission previously denied stranded cost recovery of a buyout, the Commission did not indicate that it was unreasonable for rate design purposes to consider on-going HQ costs as an above-market or stranded type cost. Making an analogy to the Commission's treatment of on-going QF commitments, the OCA proposed that on-going HQ costs and revenues should be recovered in a way similar to the way other stranded costs are allocated and recovered by class, not the way distribution costs are allocated and recovered per class. OCA Brief at 2.

     We have examined the proposals of PSNH and OCA, and note that RSA 369-B:3, IV (b) (9), requires that any changes in the delivery service charge, stranded cost recovery charge, transition service charge, systems benefit charge, or any other charge between the estimated amounts in our April 19
Order and 24 months after C-Day shall be applied as an equal cents per kWh for all rate classes to which they apply. We find that this provision controls our decision. We therefore reject the cost allocation proposals of both PSNH and OCA and find, instead, that these HQ-related costs must be allocated on an equal $0.0013 per kWh basis to all customers. We direct the Company to reflect our findings and modify its proposed tariff accordingly.
We find merit in minimizing the complexity of customer bills, and therefore, will allow PSNH to combine the HQ-related cost component with the delivery charge.

     In its May 1, 2000 Response to Order No. 23,443, PSNH said that it accepted the nuclear decommissioning condition which the Commission imposed on the Settlement Agreement, subject to one clarification: PSNH wanted the Commission to say that if it approves the sale of NAEC's share of Seabrook in a manner that requires PSNH to prepay the present value of NAEC's share of decommissioning funds based on the nuclear decommissioning charge then in effect, then the part of the condition requiring an appropriate mechanism to adjust decommissioning costs downward prior to the facility shutdown would not be required. As further clarified in Mr. Long's testimony at the May 17, 2000 hearing and through Mr. Bersak's response to questions from the Commission's General Counsel at the July 7, 2000 hearing, PSNH is asking that the Commission remain flexible and open to the possibility of a prefunding of the NAEC share of decommissioning expenses as part of the divestiture of Seabrook. See Rehearing Tr. May 17 at p. 32 et seq, and 71, and Finance Order Tr. July 7 at p. 184 et seq.

     Great Bay, in its Motion for Rehearing of May 19, 2000, argued that the Commission's treatment of decommissioning gives a competitive advantage to the purchaser of NAEC's Seabrook interest relative to Great Bay by almost completely relieving that purchaser of any obligation to pay its pro rata share of decommissioning costs, while still requiring Great Bay to pay the decommissioning cost. According to Great Bay, this would violate the New Hampshire Constitution's entitlements to equal protection of the law and free and fair competition. Great Bay also argued that a resolution of the decommissioning issues with regard to Great Bay would result in a significantly higher sale price for NAEC's Seabrook interest and thus the Commission's order was not consistent with the statutory requirement that PSNH take all steps to mitigate stranded costs. Great Bay further stated that it did not agree with the Commission's determination that it lacked the authority under RSA 162-F to adopt the proposal put forth by Great Bay and said the Commission should reconsider that determination.

     In Comments of GOECS and Settling Staff in Response to the PSNH Filings dated May 15, 2000, the State Team argued that the Commission's requirement that any excess decommissioning funding be returned to ratepayers may cause a depression in the value customers could receive as a result of the divestiture, by removing the incentive a buyer of Seabrook may have to save on costs. They also pointed out that the one-way rachet contained in the Commission's order whereby customers can pay less, but not more, for decommissioning than those estimates currently approved by the NDFC could cost a buyer an unknown amount in decommissioning expenses, thus creating a substantial risk for the potential buyer that would result in a lower offer price for Seabrook. The State Team recommended allowing for the Settlement Agreement's treatment of Seabrook decommissioning to apply "to the extent that it is consistent with New Hampshire law as of the time of divestiture."

     Having considered the issues raised in the motions cited above, we have decided to clarify Order No. 23,443 as requested by the State Team. We agree with PSNH that there should be flexibility in how the divestiture of Seabrook is structured so that the maximum value can be obtained for the NAEC share of Seabrook, thereby reducing stranded costs as much as possible. This flexibility, however, must necessarily be limited by the laws relating to nuclear decommissioning funds then in effect. We have suggested in the past, and continue to suggest, that it would be appropriate for the Legislature to review and update the laws relating to nuclear decommissioning to meet the changes resulting from the deregulation of the industry and divestiture of generating facilities. We note that, at its most recent meeting, the Nuclear Decommissioning Finance Committee stated that it intended to participate in a discussion with the Legislature about changes to these statutes. We support this effort. In the meantime, it is important to be open to a number of possible resolutions of this issue, though we recognize that until the law is changed the flexibility of PSNH and ultimately our flexibility will be dictated by the then current law. Without a specific divestiture proposal before us, we are reluctant to opine any further on what would or would not be consistent with the current law and we remain hopeful that the current law can be amended, as noted above.

     In light of this clarification, we do not see Great Bay's claims of a violation of equal protection and free and fair trade under the New Hampshire Constitution as being ripe since we do not know what final form any prefunding or other proposal that may be part of the divestiture will take, nor are we certain what the state of the law will be at that point in time. We stand by our analysis of the Great Bay proposal included in Order No. 23,443; we are not persuaded by any of its arguments that we should reconsider our analysis of its proposal or our lack of authority to grant the relief it has requested.

     The legislation creating the Energy Consumption Tax provides that the tax shall replace the existing Franchise Tax and shall take effect "30 days after the public utilities commission shall certify to the commissioner of revenue administration that it has begun implementing such [industry restructuring plan] order." 1997 N.H. Laws 367:6, I. We note that our Staff has met with the Department of Revenue Administration (DRA) and PSNH as to the implementation of the Consumption Tax, and the possibility that our notification to DRA of the commencement of industry restructuring and Competition Day may not coincide. It is our understanding that this possibility may lead to an over- or under-collection of taxes by PSNH since the Company's computerized unbundling of bills at Competition Day will automatically begin billing the Consumption Tax when it may be too soon to begin doing so under the procedure established by state law. In order that such a transition from the Franchise Tax to the Consumption Tax be handled properly as to collections from customers, we hereby direct PSNH to file a proposal for accounting for the potential difference that may result in the billing change-over, so that it may be deferred for later credit to customers.

     a.   PSNH's Motion

     In its May 1, 2000 Motion for Rehearing, PSNH requests that the Commission reconsider one condition contained in Order No. 23,443. The Motion indicates that PSNH's position with respect to the rest of the conditions set forth in Order 23,443 is contained in a separate document filed contemporaneously with the Motion for Rehearing, but that PSNH's commitment to that position is contingent in part upon the Commission's decision on the instant Motion for Rehearing. More specifically, PSNH's Motion requests that the Commission reconsider and amend Section VII(F)(3) of Order No. 23,443, which discusses regulatory liabilities and orders Part 3 stranded costs to be reduced by $78.6 million. The order states that a $65.6 million generation-related regulatory liability accrued under FAS 109 and a $13 million deferred receivable from North Atlantic Energy Corporation (NAEC) are not stranded costs and would be credited to customers under traditional ratemaking. Accordingly, the Order reduced Part 3 stranded costs by $78.6 million to reflect a credit of those amounts. See DE 99-099, Order No. 23, 443, p. 191 (April 19, 2000).

     In support of its Motion, PSNH argues that: the Commission has mischaracterized the $65.6 million amount as generation-related because $13.6 million of that amount is related to transmission and distribution and should therefore continue to be accounted for in a traditional manner (i.e. returned to customers over the live of the T & D assets); the remaining $52 million of generation-related regulatory liability, if credited to customers immediately, would place the company in violation of Internal Revenue Code tax normalization requirements; and that the $13 million characterized in the order as a deferred receivable is not a regulatory liability, but is merely one of two off-setting bookkeeping entries reflecting future tax obligations of PSNH and is not an amount that PSNH customers would ever receive.

     In support of its first two arguments, PSNH submitted the affidavit of John P. Stack, Executive Director-Corporate Accounting and Taxes for both Northeast Utilities and Public Service Company of New Hampshire. PSNH also submitted a private letter ruling issued by the Internal Revenue Service to another taxpayer. Mr. Stack's affidavit states that if the Commission were to order an immediate return of the excess deferred income taxes (EDIT) and investment tax credits (ITC) which comprise the $65.6 million in question, PSNH would be in violation of Internal Revenue Tax Code provisions which require that such credits be made to customers over the life of the asset from which the tax benefits were derived. Mr. Stack's affidavit also indicates that the penalty for such a violation would "create a tax problem of great enormity, resulting in significant harm to both PSNH and its customers." Motion of Public Service Company of New Hampshire for Rehearing of Order 23,443, Attachment A, p. II. (May 1, 2000). The affidavit described this tax problem as "PSNH's inability to continue to use accelerated tax depreciation for its utility assets," the elimination of the opportunity to use such ITC that remains unutilized by PSNH, and the repayment of ITC which has been used since 1994 to the present. In his oral testimony at the May 17, 2000 hearing on PSNH's Motion, Mr. Stack essentially provided the same information contained in his written affidavit. He also provided additional details concerning the above-referenced adverse tax consequences to ratepayers. In addition, the oral testimony of PSNH Witness Michael Mahoney at the May 17 hearing supported the portion of PSNH's Motion that concerned the treatment of the $13.6 million EDIT and ITC associated with T & D assets. See Rehearing Transcript, May 17, 2000, pp. 135-137.

     No party objected to the ruling sought in PSNH's Motion. However, comments filed on May 15, 2000 by GOECS and Settling Staff indicate that they believed the original Settlement Agreement contained value over time attributable to EDIT and ITC and that resolution of an IRS issue that arose after the Settlement Agreement was negotiated should not diminish the negotiated value of that settlement.

     b.   Analysis and Findings

     The Commission is somewhat troubled by PSNH's failure to raise its arguments concerning the alleged mischaracterization of the $78.6 million of regulatory liabilities and the possible consequences of an immediate return of these amounts to consumers prior to the issuance of the April 19 Order.

     The proposed treatment of these amounts was raised in the pre-filed direct testimony of Staff Advocate witness Mr. McCluskey, and Mr. McCluskey testified during the hearings in this docket in January 2000. Yet PSNH did not cross-examine Mr. McCluskey on this issue, did not rebut his recommendations through its own rebuttal witnesses, and did not address this matter at all in its brief.

     Where an issue in a proceeding has a potentially significant impact upon rates, such as the possible complete loss of the use of accelerated depreciation for utility assets, we believe that it is incumbent upon the utility to respond to the matter during the hearing in a manner that affords the Commission and all intervenors the opportunity to fully explore and question the respective positions. Certainly, the Commission's ability to achieve a balanced and equitable result in the complex matters before it is somewhat dependent upon the parties' cooperation in developing a complete factual record. A utility's failure in this regard, where it has adequate notice and opportunity to respond, may result in the Commission determining that the utility has waived its right to raise the issue on rehearing.

     Nonetheless, in the present case, we will grant the relief requested in the Motion for Rehearing. In the rehearing of this issue, PSNH argued, and no party rebutted, that the consequences of immediate return of these amounts is severe: loss of the use of accelerated tax depreciation. While it may be possible that such a result may not ultimately occur, the risk exists. Most compelling though, is the intervening event of the Legislature's passage of SB 472, which contains an explicit determination of the level of customer savings that the PSNH settlement must realize in order to satisfy the overall principles and goals of electric restructuring, and a specific set of actions that will be deemed to satisfy that condition. PSNH has committed to satisfy each and every one of those conditions, and we therefore find that it is no longer necessary to require the reduction of the Part 3 stranded costs by $78.6 million in order to achieve the appropriate balance to stranded cost recovery. This balance is achieved, as the Legislature has determined, by the satisfaction of the numerous conditions in RSA 369-B:3, IV(b).

      The Commission has received a number of rate design/cost-of-service related motions or requests for clarification or reconsideration since issuance of our April 19 Order. The BIA questioned the change to the Stranded Cost Recovery Charge (SCRC) contained in Order No. 23,443 for lack of an evidentiary basis and proposed that the Commission revisit the allocation of the SCRC in a future rate proceeding to ensure that the SCRC is consistent with applicable law and regulatory practice. The BIA sought rehearing to ascertain whether Order No. 23,443 binds future rate design outcomes due to the methodology described in the order, especially as it relates to SCRC. Others, such as CRR, Granite State Taxpayers, THINK-NH, and NHPIRG, in their Motion for Rehearing, assert that the SCRC is neither fair nor non-discriminatory because it is a different rate charged various classes of customers and was improperly based on distribution-related costs that should not affect the allocation of generation-related stranded costs.

     By its July 24, 2000 Post Hearing Brief, Wausau Papers of New Hampshire objects to PSNH's Motion for Findings of Fact and For Issuance of Finance Order, including the Proposed Finance Order, because Wausau believes that PSNH's Proposed Finance Order violates RSA 369-B and therefore the proposed finance order by PSNH cannot be adopted. Wausau is joined by Great Bay in this view. Wausau and Great Bay argue that the Proposed Finance Order provides PSNH with too much discretion as to what it may modify regarding the structure of the RRB transactions as PSNH negotiates with rating agencies and tax authorities. For its support, Wausau cites RSA 369-B as unambiguously specifying under what terms and conditions the RRB charge may be assessed and collected. Specifically, Wausau asserts that the RRB charge can only be collected based on the actual retail usage of a customer and that the RRB charge must be assessed on a per kWh basis. Wausau also discusses the PUC's authority to allow PSNH to collect back-up, maintenance and emergency service subject to the limitation in RSA 369-B:4,VI, which prohibits any charge that is designed to "create a charge similar to or has the same effect as an exit fee." In Wausau's opinion, allocations between the RRB and other charges is permissible, but any allocation must be based on the actual per kWh usage of the retail customer.

     We begin our consideration of the above mentioned requests and motions with the observation that our April 19 Order devoted a considerable amount of attention and analysis to these important issues, and did so based on the extensive record that had been created in the proceeding. Therefore, the argument by BIA that the record for our change to the SCRC lacked an evidentiary basis is without merit. In as much as BIA's request would appear more like a request for clarification than a rehearing request, such clarification is hereby given. We see no need to grant rehearing for that request, however. BIA seeks to know whether our April 19 Order binds future rate design proceedings. As we have stated previously in this order, it does not.

     The claim by CRR et al, that the SCRC is discriminatory and unfair, ignores the Commission's analysis of the testimony presented by PSNH and that of OCA's witness, Dr. Stutz, who examined each component of the stranded costs. Based on the extensive record on this issue, the Commission found that melding PSNH's mechanism with that of an equal-cents-per-kWh approach better approximated the expected results of a cost-of-service study. April 19 Order at 209. Moreover, as we stated in our April 19 Order, we have the authority to resolve all pending matters in this proceeding in the context of an adjudicated settlement proceeding, including the allocation of SCRC by class. Finally, we point out to CRR et al, that the Legislature in its passage of RSA 369-B has confirmed the SCRC approved in our April 19 Order.

     We believe the concerns Wausau alludes to in its Motion for Findings of Fact and For Issuance of Finance Order are addressed adequately in the Finance Order which accompanies this order. As Great Bay has raised similar concerns in its Brief Regarding Financing Phase of Proceeding, they also are addressed in the Finance Order.

      In its May 1, 2000 compliance letter, PSNH accepted the Commission's adjustment to the SCRC class rate methodology proposed by PSNH. In our April 19 Order, the Commission found that for the initial delivery charge period, the SCRC would be based on adjusting the SCRC halfway between the methodology proposed by PSNH and OCA's equal cents per kWh approach. PSNH sought a clarification from the Commission that PSNH would still have the flexibility to address certain inter-class transition rate problems that were part of its initial rate design proposals. Specifically, PSNH seeks clarification that the Commission's April 19 Order should be "interpreted to mean that the residential class should receive the approximate percent decrease shown in Section P (10) of the order, but that there is rate design flexibility with respect to the percent decrease applied to all other classes as long as the overall average decrease is at the level determined by the Order." Ex. R-1 at 6. We agree that a certain level of flexibility is warranted to ease transitions as commercial and industrial customers move from one rate class to another. We expect PSNH to elaborate on how it will accomplish those rate transitions in its compliance tariff filing.

     The Office of Consumer Advocate (OCA) requests that the Commission require that C-Day occur immediately following securitization. OCA argues that
"(a)ny delay will provide significant benefits to PSNH beyond those envisioned in Commission orders and legislation at the expense of ratepayers." OCA Brief at 2. In support of this request, the OCA notes that according to the relevant provisions of the revised Settlement Agreement, several conditions must be met before C-Day can occur. One of those conditions is securitization. The OCA argues that because the revised Settlement Agreement does not indicate that C-Day will occur immediately following securitization, there is a possibility that securitization could occur but that competition could be delayed indefinitely because of delays in achieving other conditions listed in Section XVI of the revised Settlement
Agreement such as obtaining necessary regulatory approvals.  Id.,  p. 1.   In
effect, the OCA argues that a delayed C-Day under this scenario would result in PSNH receiving the benefit of securitization while its customers wait for the benefit of competition. The OCA also states that, during the hearing on the revised Settlement Agreement, PSNH was reluctant to formally eliminate from the Settlement Agreement those conditions that might possibly delay
C-Day beyond the time that securitization occurs.  Id., p.2.

     The revised Settlement Agreement defines Competition Day as "(t)he date upon which all PSNH retail customers will be able to choose a Competition Supplier of energy. More specifically, Competition Day is the first day of the month following the month in which the conditions contained in Section XVI are satisfied." Agreement to Settle PSNH Restructuring, Conformed as of June 23, 2000, p. 5. Notwithstanding the fact that the revised Settlement Agreement (at pages 4 to 5) purports that it is conformed to reflect the requirements of Chapter 249 of the Session Laws of 2000, the definition of Competition Day set forth above does not include the wording of Laws of 2000, Chapter 249, Section 7, I which states that "(c)ompetition day for PSNH as defined in RSA 369-B:2, III shall be not later than October 1, 2000, unless the commission finds due to circumstances beyond its control that further delay is in the public interest."

     Section XVI of the revised Settlement Agreement sets forth six conditions which must be met to the satisfaction of all parties as a conditions precedent to implementing the revised Settlement Agreement. Id., pp. 75-76. One of those conditions is that PSNH must close on the issuance of the Rate
Reduction Bonds, and another is that all necessary final approvals, without condition or modification, of other jurisdictional matters must be obtained, as required, from the Federal Energy Regulatory Commission, the Securities and Exchange Commission, the Nuclear Regulatory Commission, and the Connecticut Department of Public Utility Control. Id., p. 76. While the OCA asserts that "experience indicates it is clearly possible that there will be conditions or modifications by other jurisdictions that could hold up 'C' day", OCA Brief at 2, PSNH's President and CEO, Gary Long testified that it is not PSNH's "intent to issue rate reduction bonds without C-day happening soon thereafter." Transcript, July 7, 2000, Day II, p. 128. In light of Mr. Long's testimony concerning PSNH' s intent regarding the timing of C-Day, we will order PSNH to implement the provisions of the revised Settlement Agreement consistent with that stated intent. In addition, the definition of Competition Day found at page 5 of the revised Settlement Agreement shall be amended to reflect the provisions of Laws of 2000, Chapter 249:7, I.

     On May 19, 2000, the New Hampshire Department of Environmental Services
(DES) filed a letter alerting the Commission to certain minor technical inaccuracies concerning environmental issues, found in Order No. 23,443 on pages 267 and 268. These errors and inaccuracies relate to the date on which certain controls were stated to have been installed, the timing of certain reductions in pollutants, and the extent to which PSNH was first in the world in implementing certain controls. DES did not send this letter to all the parties. The record does not support all the corrections that DES proposes to make, and the correction of the inaccuracies cited would not affect the Commission's disposition of this matter. In any event, rather than reopening the record to clear up any remaining discrepancies, we will leave the April 19 Order as is, acknowledging the possibility that there are some inadvertent and non-substantive errors in our factual description of the history and status of pollution control at PSNH plants.

     The May 15, 2000 Comments of the Governor's Office of Energy and Community Services and the Settling Staff raises a concern about the use of monitoring funds during the Initial Delivery Charge period. The original Settlement Agreement provides for monitoring funds up to $350,000 per year. GOECS and Settling Staff state that the $350,000 was never intended to be used for auction administration and oversight, but rather for determining such things as whether customer and line service standards were being met, stranded costs were trued-up and allocated correctly, and whether the costs of generation before divestiture were properly identified and allocated. GOECS and Settling Staff point out that auction-related costs could easily exceed the $350,000 amount; it was their intention that auction oversight costs would be funded separately and the costs would be netted against the auction proceeds.

     We agree with GOECS and Settling Staff's position on the importance of monitoring various operations and cost allocations during the Initial Delivery Charge period; however, we will not specify now whether the $350,000 per year as proposed in the original Settlement Agreement should be used solely for monitoring. The Commission will evaluate its needs in regard to the use of those funds periodically and make determinations appropriate to those needs based on that assessment. We point out that the original Settlement Agreement and the Conformed Settlement Agreement are silent as to what happens to the funds if they are not fully expended in a particular period. To preserve the benefits of this negotiated fund, we expect that any monitoring funds not expended in a given year will be carried forward.

     Order No. 23,443 issued on the original Settlement Agreement in this docket contained several conditions that the Commission found necessary to meet the various statutory prerequisites for a resolution of PSNH restructuring issues. In that Order, we determined that "to provide a more appropriate balance to this agreement, and fully satisfy these requirements, certain parts of the Settlement Agreement must be amended..." Order
No. 23,443 at p. 189. In its May 1, 2000 filings, PSNH responded to the conditions set forth in Order No. 23,433 by accepting the bulk of them, suggesting an alternative approach to transition service and moving for reconsideration only of the condition regarding the reduction of Part 3 stranded costs as that reduction relates to EDIT and ITC. One of the conditions for implementing the original Settlement Agreement contained in that document, and which the Commission left unchanged in its April 19 Order is that legislation must be enacted allowing the securitization of assets and the issuance of rate reduction bonds in a manner that is fully consistent with the Settlement Agreement. Chapter 249 of the Laws of 2000, enacted June 12, 2000, constitutes that legislation, and the Conformed Settlement Agreement dated June 23, 2000, recognizes this at page 71. The Conformed Settlement Agreement also purports "to reflect changes and corrections made during hearings before the New Hampshire Public Utilities Commission in docket DE 99-099, the requirements of Chapter 249 of the Session Laws of 2000 and Order No. 23,443 of the New Hampshire Public Utilities Commission." Agreement to Settle PSNH Restructuring, Conformed as of June 23, 2000, p. 1.

     Certain sections of Laws of 2000, Chapter 249, have been codified as RSA 369-B. In RSA 369-B:1, VII, the Legislature made an express finding that implementation of PSNH's securitization proposal that was the subject of the Commission's April 19 Order, subject to the conditions listed in that Order and as further modified by Chapter 249 of the Laws of 2000, will result in benefits to customers that are substantially consistent with the principles contained in RSA 374-F:3 and RSAs 369-A:1,X and XI. Under the portion of Chapter 249 that has been codified as RSA 369-B:1, IX, the Legislature found that it is in the public interest if the Commission issues a finance order that is subject to the conditions and requirements of Chapter 249 and is otherwise substantially consistent with RSAs 374-F:3 and 369-A:1. Thus, the Legislature has found that a finance order that is subject to all of the conditions and requirements of Chapter 249, RSA 374-F:3 and RSA 369-A:1 is in the public interest. Since the Legislature has also found (at RSA 369-B:1, VII) that PSNH's securitization proposal as approved in the Commission's April 19 Order and as modified by applying all of the conditions in Chapter 249 will be substantially consistent with RSA 374-F:3 and RSA 369-A:1, X and XI, the public interest burden set forth in RSA 369-B:1, IX will be met if the Commission issues an order that conforms to the requirements of Chapter 249.

     The Legislature has effectively required that the Commission modify several provisions of its April 19 Order by conditioning the Commission's ability to issue a finance order upon the Commission's inclusion in such order of several specific provisions that relate not merely to financing or securitization but also to: rate design, price and provisioning of transition service, assignment to customers post-transition period, amount of customer savings, merger issues, system benefits charge, special contract issues and commission responsibilities for divestiture and transition service, to name a few. Thus, while the Legislature did not explicitly state that it was compelling the Commission to amend its April 19 Order, Chapter 249 effectively produces that result. The Legislature was undoubtedly aware that a finance order is an essential prerequisite to implementing restructuring for PSNH under the Settlement Agreement and under our April 19 Order, and therefore it is reasonable to infer that it is in the public interest to approve a Settlement Agreement that conforms to all of the provisions of Chapter 249 that purport to be requirements for a finance order, but which also addresses and alters substantive provisions of the April 19 Order that relate to matters other than financing. We may also presume that the Legislature made these determinations in light of the alternatives, particularly the risk that without legislation confirming the Settlement Agreement, albeit with modifications, no restructuring settlement would be possible, and continued litigation before the Commission and the Courts would be inevitable.

     At the hearing on the Conformed Settlement Agreement, PSNH submitted an "errata sheet" dated July 5, 2000 and entitled "Additional Changes to "Agreement to Settle PSNH Restructuring" as conformed to June 23, 2000." This document, Exhibit F-7, contains changes to the Conformed Settlement Agreement (Exhibit F-2), made by the Settling Parties as the result of technical sessions held on June 29 and 30, 2000. Based upon the record of this proceeding, and in light of the passage of Chapter 249 of the Laws of 2000, we find it in the public interest to approve the Conformed Settlement Agreement as further modified by the so-called "errata sheet" subject to the following:

    1. Because the definition of Competition Day found in Section II of the Conformed Settlement Agreement does not reflect the language contained in the Laws of 2000, Chapter 249:7, I, it shall be modified to read as follows:
The date upon which all PSNH retail customers will be able to choose a Competition Supplier of energy. More specifically, Competition Day is the first day of the month following the month in which the conditions contained in Section XVI are satisfied and shall not be later than October 1, 2000, unless the commission finds due to circumstances beyond its control that further delay is in the public interest.

    2. Lines 2103 to 2105 of the Conformed Settlement Agreement shall be modified to read as follows:

The PUC's approval of this Agreement shall endure so long as necessary to fulfill the express objectives of this Agreement to the extent indicated in Chapter 249 of the Laws of 2000.

We have opined previously on this subject in Orders No. 23,346 at pages 8-11 (November 16, 1999) and No. 23,443 at pages 276-278 (April 19, 2000). Apart from our consideration of Chapter 249 of the Laws of 2000, we see no reason to depart from our previous position on this matter. Accordingly, we will interpret this language in a manner that is consistent with the authority of the Commission and it shall not create any greater binding or precedential effect than that which is normally accorded a final order of the Commission except insofar as Chapter 249 of the Laws of 2000 indicates otherwise.

     Finally, as part of its compliance filing, we will require PSNH to file a final Settlement Agreement that reflects the changes required by this Order.

     At the July 7, 2000 hearing, counsel for GOECS and for SOHO raised questions concerning elements of the tariff filed along with the Conformed Settlement Agreement. Between them, they questioned (a) the insertion of the qualifier "willful" as a limitation on the Company's liability in the case of its negligence, (b) the inclusion of a $5 fee for changing to transition or to default service, or between suppliers, in contrast to Granite State Electric Company's provision for charging competitive suppliers, (c) the unavailability of Transition Service to low-income customers not receiving LIHEAP who have previously left Transition Service and wish to return, and
(d) the Company's offering of collection services to competitive suppliers. Additional issues were clarified at the hearing through introduction of two errata sheets by the Company.

     The low-income Transition Service availability term noted by GOECS and SOHO was amended during the hearings by language negotiated between GOECS and PSNH, which was entered into the record as Exhibit F-20. Under this revised language, the Company agrees that a customer who has been certified to be eligible for the Statewide Electric Assistance Program, as approved by the Commission in Docket 96-150, or eligible for other appropriate means-tested programs, may return to Transition Service, even if they are not currently recipients of aid under such programs. We accept this amendment to the proposed tariff.

     At the hearing, the Company objected to examination on the remaining topics, as no party had raised them in their motions for rehearing. The Commission ruled that it was out of order to pursue these topics at this time. We will permit the parties to raise these questions once the Company has filed its Compliance Tariff in this docket, and will determine at that time whether, how and when to consider the changes requested by GOECS and SOHO.

     The Compliance Tariff referred to above must take into account and reflect the provisions of this Order, the Finance Order, the Provisions of the April 19 Order that have not been modified by either of these orders, and Chapter 249 of the Laws of 2000.

     In conclusion, we wish to once again thank all of the parties and members of our Staff involved in this phase of the proceeding. Although there are still many issues to address as we move forward with restructuring, we consider the completion of this phase to be a critical step toward the implementation of electric restructuring for PSNH.

     Based upon the foregoing, it is hereby

     ORDERED, that all motions for rehearing and/or reconsideration and clarification are Denied except as otherwise noted; and it is

     FURTHER ORDERED, that Public Service Company of New Hampshire revise its Conformed Settlement Agreement to comply with our findings as discussed above and file both clean and red-lined copies with the Commission by September 22, 2000; and it is

     FURTHER ORDERED, that Public Service Company of New Hampshire, after consulting with Staff, file a tariff, on or before September 29, 2000, that complies with this Order, the Finance Order, the Provisions of the April 19 Order that have not been modified by either of these orders, and Chapter 249 of the Laws of 2000.


     By order of the Public Utilities Commission of New Hampshire this eighth day of September, 2000.


Douglas L. Patch          Susan S. Geiger          Nancy Brockway
Chairman                  Commissioner             Commissioner


Attested by:



Claire D. DiCicco
Assistant Secretary





<FN 1>  To the extent that the requirement of RSA 374-F:3, XII(c)(4) that only a reasonable amount of surplus assets be written off may be in conflict with the prohibition in RSA 378:28 against including in permanent rates a return on plant not found to be "used and useful," we believe that Chapter 374-F prevails. As the Supreme Court discussed in In re NHPUC, "when conflict exists between two statutes, [the] later statute prevails." 722 A.2d at 488, 143 at 238, quoting from Petition of Public Service Company of New Hampshire, 130 N.H. 265, at 283 (1988).